_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 36 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas
City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the
"Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western
Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 110    Press release issued by KCPL on September 12, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  September 12, 1996

                          EXHIBIT INDEX


Exhibit No.                  Description                             Page
__________     ___________________________________________________   ____
Exhibit 110    Press release issued by KCPL on September 12, 1996.

                                                                Exhibit 110

FOR IMMEDIATE RELEASE

Media Contacts:

  Pam Levetzow                               David Myers
  816 / 556-2926                             816 / 556-2312
  Phyllis Desbien
  816 / 556-2903       Joele Frank / Dan Katcher
                       Abernathy MacGregor Scanlon
                       212 / 371-5999


      KCPL ANNOUNCES RESULTS OF PRELIMINARY VOTE TABULATION
________________________________________________________________

Kansas City, Missouri (September 12, 1996) - Kansas City Power & Light Company (NYSE: KLT) today announced that according to a preliminary tabulation by the independent inspector of election, Corporation Trust Company, the KCPL/UtiliCorp merger proposal received an affirmative vote of slightly less than a majority of shares voting at the Special Meeting of Shareholders held on August 16, 1996.

KCPL emphasized that the count was only preliminary and proxies remain subject to review and challenge by both KCPL and Western Resources. A final tabulation will not be compiled and the vote will not be certified until the review and challenge process has been completed.

Drue Jennings, Chairman of the Board, President and Chief Executive Officer of KCPL, stated, "We are deeply gratified by the significant support this planned, strategic merger received from such diverse groups as shareholders, legislators, employees, and community groups. We also appreciate the patience of our shareholders throughout this long and difficult process.
However, in the event that it is confirmed that a majority of shares voting at the Special Meeting did not vote in favor of the KCPL/UtiliCorp merger proposal, we will review our alternatives and pursue options which the Board believes are in the best interests of KCPL, its shareholders and other constituencies it serves.

"Our Board has rejected Western's hostile exchange offer, and continues to recommend that shareholders not tender their shares to Western," continued Mr. Jennings. "Given that nearly one-half of the shares voting at the August 16 Special Meeting clearly preferred the KCPL/UtiliCorp merger, it is difficult to see how Western could possibly get close to satisfying the condition to its tender offer which requires acceptance of the offer by the owners of 90% of KCPL's shares."

Kansas City Power & Light Company provides electric power to a growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. KCPL is a low-cost producer and leader in fuel procurement and plant technology. KLT Inc., a wholly-owned subsidiary of KCPL, pursues opportunities in non-regulated, primarily energy-related ventures.

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